FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                04 January 2006


                               File no. 0-17630


                        CRH - Development Strategy Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Development Strategy Update


             D E V E L O P M E N T   S T R A T E G Y   U P D A T E


                                                                  4 January 2006


           CRH ANNOUNCES FURTHER SECOND HALF DEVELOPMENT INITIATIVES
        TOTALLING EURO 575 MILLION TO GIVE FULL YEAR DEVELOPMENT TOTAL
                       OF APPROXIMATELY EURO 1.45 BILLION


CRH plc, the international building materials group, today announces 34 development initiatives totalling euro 575 million (including capital expenditure of euro 19 million on three large capital projects) undertaken during the second half of 2005. These initiatives are in addition to the three Materials transactions in the United States totalling euro 344 million announced on 1 November 2005 and the acquisition of a 26.3% stake in Corporacion Uniland announced on 30 December 2005 for approximately euro 300 million. These bring total development spend for the second half of 2005 to over euro 1.2 billion.

With this strong pick-up in the second half of the year, development expenditure for the full year, including the first half spend of euro 231 million announced on 5 July 2005, amounts to approximately euro 1.45 billion.


Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:

"We are very pleased that the level of completed transactions has increased during recent months following a relatively slow pace of spend in the first six months of 2005. As previously indicated, we continue to work on opportunities for acquisitions across all our operations and remain committed to completing transactions at prices that will contribute to long-term value creation for our shareholders."

- Europe Materials - 4 deals for euro 15 million

Acquisition of an additional 31% in a concrete paving producer and the purchase of an aerated concrete block producer in Poland , and acquisition of two concrete products businesses in Finland .

- Europe Products & Distribution -  9 deals for euro 358 million

Three acquisitions were completed by the Concrete Products group in Belgium , France and Denmark. The Clay Products group acquired one business in Poland. The Building Products group acquired a leading pan-European producer of construction accessories. The Distribution group was expanded with the addition of four builders merchanting businesses in Switzerland , Austria and Germany.

- Americas Materials:  8 deals totalling euro 31 million

Five acquisitions in the West region, together with one acquisition in each of the Central, New York/New Jersey and New England regions.

- Americas Products & Distribution: 10 deals & 3 projects totalling euro 171 million

Four acquisitions in the Architectural Products Group, combined with the construction of a stone bagging facility in New Jersey and a block plant in Arizona. Three deals by the Precast Group in Arizona, Kansas and West Virginia, together with the relocation of an operation in California . Three acquisitions by the Distribution Group adding a total of 14 branches in Utah, Michigan, Ohio and Florida.



Contact at Dublin 404 1000  (+353 1 404 1000)
Liam O'Mahony                Chief Executive
Myles Lee                    Finance Director
Eimear O'Flynn               Head of Investor Relations
Maeve Carton                 Group Controller



Europe Materials: euro 15 million

In addition to the investment of approximately euro 300 million in Spanish cement producer Corporacion Uniland announced on 30 December 2005, the Europe Materials Division completed four transactions during the second half of 2005, at a total cost of euro 15 million. Annual incremental sales amount to euro 20 million.


Poland

In July, CRH acquired an additional 31% stake in Bazaltex, a leading concrete paving producer based in the Silesia and Opole regions of south-western Poland. This transaction brings CRH's share in Bazaltex to 80%, following the acquisition of an initial 49% stake in the business in February 2005. The remaining shareholding is expected to be purchased in 2008 in line with a pre-agreed earn-out formula. The investment in Bazaltex extends CRH's position in the concrete paving segment.

Also in July, CRH extended its aerated concrete activities in Poland with the acquisition of Prefabet Niegocin, a producer of aerated concrete block based in the Warminsko-Mazurskie voivodship in the northeast of the country.


Finland

In late December, Lohja Rudus completed two acquisitions, with total annual sales of euro 13 million, which strengthen its existing position in concrete products in Finland . Elpotek, which has a production facility at Kotka, 150km east of Helsinki, is a producer of vertical and horizontal precast concrete elements which have preinstalled pipes for transporting sewage, water and air conditioning and other services. Skanska Betoni is a manufacturer of concrete piles, sound barriers, road wall panels and housing panels with one location in Nurmijarvi, close to Helsinki . This acquisition will result in increased production and transport efficiencies in the existing Rudus/Abetoni concrete pile business in addition to providing access to new products.


Europe Products & Distribution: euro 358 million

The Europe Products & Distribution Division completed nine acquisitions in the second half of 2005 at a total cost of euro 358 million. This includes four significant transactions, in the Concrete Products (Stradal), Building Products (Reuss-Seifert) and Distribution (Quester and Bauking) groups, together with five smaller deals. The annual incremental sales arising from these transactions amount to euro 784 million.


Concrete Products

In July, the Concrete Products group acquired Marmorith, a manufacturer of prefabricated structural concrete elements (shuttering slabs, load-bearing walls) in Belgium serving the non-residential sector. With annual sales of euro 18 million, Marmorith operates from a single production plant in Houthalen in northern Belgium ; 85% of its sales are generated in Belgium while exports to the Netherlands account for the remaining 15%. The deal strengthens CRH's position in the Belgian floor market and expands its product assortment in the reinforced structural sector.

In August, the group acquired Stradal in France . With annual sales of euro 173 million, Stradal operates 24 factories across the country producing landscape, utility and infrastructure products. It is also a 30% shareholder in ECPC, an Egyptian concrete pipe and water treatment system producer. Stradal gives CRH the opportunity to build a leadership position in concrete products in France and to realise synergies across its expanded concrete operations in France.

In December, the group acquired RBR, the second largest paving manufacturer in Denmark. RBR is a highly efficient operator with a significant market position in the west of the country. It operates from three production locations and has annual sales of euro 14 million. The deal represents CRH's first architectural concrete products investment in Denmark.


Clay Products

In July, the Clay Products group acquired Cerpol, a leading privately-owned producer of clay blocks in Poland with annual sales of euro 6 million. With one production site located in Kozlowice, close to the key markets of Silesia, Opole and Wroclaw , Cerpol provides CRH with the opportunity to broaden its product range into clay construction blocks and to build its own platform for growth in the market.


Building Products

In October, the Construction Accessories division acquired Reuss-Seifert Group, a leading European producer of construction accessories (plastic, metal and concrete spacers and other accessories) with annual sales of euro 55 million. Reuss-Seifert (now renamed Syncotec) operates three plants and one distribution centre in Germany , together with production plants in France and Poland and sales offices in Poland and the Czech Republic. This acquisition makes CRH the market leader in Central Europe ( Germany , Poland and the Czech Republic ) in spacers and plastic formwork accessories and also provides opportunities for the distribution of our existing Plakabeton and Aschwanden products in Germany and eastern Europe through the Syncotec sales network. Annualised sales for the CRH Construction Accessories group following this deal are approximately euro 150 million.


Distribution

In July, the Distribution group acquired Fr. Schneider, a Swiss builders merchant with one location operating in the Bern region. In November, the group acquired Baucasch, a general builders merchant with two branches in the Surselva valley in the southeast of Switzerland . These two acquisitions, with combined annual sales of approximately euro 14 million, are an excellent fit with CRH's existing 32-branch BauBedarf builders merchanting operations and support BauBedarf's strategy of strengthening its market position in the German-speaking part of Switzerland.

The acquisition by the Distribution group of Quester, the leading nationwide Austrian builders merchant with 32 locations (including a central warehouse for ceramics), was completed in October. Quester's sales, which amount to approximately euro 250 million annually, span three product categories: general building, dry construction materials and ceramics. The acquisition represents an excellent platform for further growth in the relatively fragmented Austrian market.

In December, the Distribution group acquired a 47.8% joint venture interest in Bauking, a builders merchant and DIY operator with 108 locations primarily in northern Germany . With annual sales of euro 531 million (CRH share euro 254 million), Bauking is the clear market leader in the region, and has performed well despite difficult market conditions in Germany. This deal gives CRH Distribution, which is already one of the largest operators in the Netherlands, access to the German builders merchanting and DIY markets.


Americas Materials: euro 31 million

In addition to the acquisitions of the Mountain Companies and Southern Minnesota Construction and the investment in Bizzack at a total combined cost of euro 344 million, which were announced on 1 November 2005, the Americas Materials Division completed eight bolt-on acquisitions in the second half of 2005 at a combined cost of US$38 million (euro 31 million). These eight acquisitions, which will add annual incremental sales of US$44 million, bring total second half development spend for the Division to euro 375 million.


New York/New Jersey

In July, the Americas Materials Division acquired the readymixed concrete assets of Tri-Cities Aggregate located in the greater Albany area of upstate New York. With annual sales of US$2 million, Tri-Cities is a solid bolt-on to existing operations in the area.


New England

Blue Rock Industries, an integrated aggregates, asphalt and construction company based near Portland , Maine with annual sales of US$20 million, was acquired in mid-December. The deal provides valuable reserves to improve the vertical integration of our existing operations and gives greater exposure to the private and commercial sectors in the Portland area.


Central

In November, the Division acquired the trucking assets of the Stansley Group (annual sales of US$2 million) to enhance the aggregate transportation capabilities of the Division's existing vertically integrated business in the Toledo, Ohio area.


West

During the second half of 2005, the Americas Materials Division completed a total of five bolt-on acquisitions in its West region which strengthen and complement its existing activities and provide incremental annual sales of US$20 million to this regional group.

Pave & Seal, a small paving and construction services company located in Oregon, was acquired in July. This acquisition expands the Division's aggregates, asphalt and ready-mix concrete operations into the attractive and fast-growing Oregon residential and commercial paving market.

In August, two small deals were completed in Iowa : KP Materials, an aggregates business in northwest Iowa which serves both this region and parts of south-central Minnesota, and Reilly Recycling, a concrete and asphalt recycling business in Des Moines. A third business, Kruse Paving, an asphalt paving business with gravel resources in northwest Iowa and southwest Minnesota, was added in September.

Also in September, the West group acquired Coppola Concrete Supply, a readymixed concrete supplier in New Mexico. Coppola is being integrated with the West group's existing New Mexico aggregates and readymixed concrete operations which are located near Albuquerque.


Americas Products & Distribution: euro 171 million

The Americas Products & Distribution Division completed a total of 10 acquisitions in the second half of 2005 at a combined cost of US$182 million (euro 152 million) yielding annual incremental sales of US$279 million. In addition, the Division has commenced three major capital projects at a combined cost of US$22 million (euro 19 million).


Precast Group

In July, the Precast Group acquired Contractors/Engineers Supply (CES), a concrete utility box manufacturer and distributor of water and irrigation supplies. CES, which has annual sales of US$7 million from two locations in Phoenix and Tucson , has been a leader in the Arizona construction products market for 30 years and is the only Arizona-based manufacturer of concrete utility boxes. The acquisition is an excellent add-on for the Precast Group's West division, strengthening its position in the attractive and fast-growing Arizona market.

The acquisition of Vanguard Products Corp. was also completed in July. Vanguard, a manufacturer of precast concrete manhole and drainage products and concrete pipe in Kansas , has annual sales of US$8 million from two locations in Topeka. Vanguard has been a leader in the Kansas market for nearly 40 years, and this acquisition adds a new state to the Precast Group's existing operations in the Mid-western region.

Packaged Systems, a manufacturer of precast concrete pump-stations and manholes in West Virginia , was acquired in November. With annual sales of US$4 million and a high value-added product range which is produced at its facility near Charleston, West Virginia, the company strengthens the Precast Group's presence in this region of the United States.

In August, the Precast Group decided to replace and relocate its Christy Fremont facility to a new site in Madera, California. This move facilitates future development opportunities for the Precast West division.


Architectural Products Group (APG)

In September, APG purchased certain assets of S.T. Wooten, a concrete block manufacturer in North Carolina (NC). S.T. Wooten operates from one facility in Wilson, NC, and generates annual sales of US$4 million. The acquisition brings additional manufacturing capacity to our Adams Products companies and will support their growth in eastern NC through increasing market share with lightweight block and resale items.

Also in September, APG acquired selected assets in Atlanta, Georgia of Earth Pak, a producer of bagged soil and mulch and decorative stone with annual sales of US$9 million. This was followed in October by the purchase of Jolly Gardener, one of the leading producers of bagged soil and mulch products in the United States with annual sales of US$119 million. Jolly Gardener operates ten plants in seven east coast states extending from Florida to Maine. Both these deals reinforce APG's retail strategy of achieving national coverage in DIY lawn and garden and building products through product bundling for both the large homecenter chains and independent retailers.

In November, APG purchased Arkalite Corporation, a lightweight aggregates producer in Arkansas with annual sales of US$11 million. The acquisition is a natural fit with our existing Big River business which is a leading producer of lightweight aggregates in the United States with production facilities in Alabama and Louisiana.

During the period, APG also commenced the construction of an automatic stone bagging facility at the Materials Division's site in Mount Hope, New Jersey. This development allows APG's Oldcastle Stone Products group to enhance its service in the New York/New Jersey markets. In October, APG started the construction of a block plant in Phoenix, Arizona further increasing production capacity to service strong customer demand in the Phoenix market.


Distribution Group

The acquisition of Interstate Roofing Supply was completed by the Distribution Group (Allied Building Products) in early November. Interstate is a two-branch distributor of roofing products in north-central Utah and has annual sales of US$13 million. The acquisition builds on Allied's existing branch in Salt Lake City which specialises in serving Allied's core roofing and siding market.

In early December, Allied acquired Astro Building Products, a roofing, siding and window distributor, with two locations in Detroit, Michigan and one in Toledo, Ohio. With annual sales of US$25 million, Astro adds critical mass in the important metropolitan Detroit market where Allied already has three roofing and siding branches and one branch specialising in interior products.

As part of the expansion of Allied's interior products division, the acquisition of Atlantic Building Materials was completed in late December. With nine branches in central Florida and annual sales of US$90 million, Atlantic will give Allied a strong presence in the Florida interior products market and will complement Allied's existing five-branch roofing and siding presence in Florida.


                               *   *   *   *   *

          CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland
                 TELEPHONE +353.1.4041000  FAX +353.1.4041007

         E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office,
                  42 Fitzwilliam Square , Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  04 January 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director